Mail Stop 4561

April 4, 2008

By U.S. Mail and Facsimile to (770) 870-5110

Mr. J. Paul Whitehead, III
Chief Financial Officer
Compucredit Corporation
245 Perimeter Center Parkway, Suite 600
Atlanta, Georgia 30346

> **Re:** **Compucredit Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 000-25751**

Dear Mr. Whitehead:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald A. Walker, jr.
Senior Assistant Chief Accountant